Exhibit 99.1

Notice to Convene the Annual General Meeting of Genmab A/S

Company Announcement

•	Genmab A/S to hold Annual General Meeting on March 26, 2020

Copenhagen, Denmark; February 27, 2020 – Genmab A/S (Nasdaq: GMAB) summons the Annual General Meeting on Thursday, March 26, 2020 at 14:00 PM CET at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK-1560 Copenhagen V, Denmark.

The notice for the Annual General Meeting, including Appendix 1: Candidates for the Board of Directors and Appendix 2: Proposed Remuneration Policy is attached.

About Genmab

Genmab is a publicly traded, international biotechnology company specializing in the creation and development of differentiated antibody therapeutics for the treatment of cancer. Founded in 1999, the company is the creator of three approved antibodies: DARZALEX® (daratumumab, under agreement with Janssen Biotech, Inc.) for the treatment of certain multiple myeloma indications in territories including the U.S., Europe and Japan, Arzerra® (ofatumumab, under agreement with Novartis AG), for the treatment of certain chronic lymphocytic leukemia indications in the U.S., Japan and certain other territories and TEPEZZA™ (teprotumumab, under agreement with Roche granting sublicense to Horizon Therapeutics plc) for the treatment of thyroid eye disease in the U.S. Daratumumab is in clinical development by Janssen for the treatment of additional multiple myeloma indications, other blood cancers and amyloidosis. A subcutaneous formulation of ofatumumab is in development by Novartis for the treatment of relapsing multiple sclerosis. Genmab also has a broad clinical and pre-clinical product pipeline. Genmab's technology base consists of validated and proprietary next generation antibody technologies - the DuoBody® platform for generation of bispecific antibodies, the HexaBody® platform, which creates effector function enhanced antibodies, the HexElect® platform, which combines two co-dependently acting HexaBody molecules to introduce selectivity while maximizing therapeutic potency and the DuoHexaBody® platform, which enhances the potential potency of bispecific antibodies through hexamerization. The company intends to leverage these technologies to create opportunities for full or co-ownership of future products. Genmab has alliances with top tier pharmaceutical and biotechnology companies. Genmab is headquartered in Copenhagen, Denmark with sites in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan.

Contact:
Marisol Peron, Corporate Vice President, Communications & Investor Relations

T: +1 609 524 0065; E: mmp@genmab.com

For Investor Relations:

Andrew Carlsen, Senior Director, Investor Relations

T: +45 3377 9558; E: acn@genmab.com

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 1/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

Notice to Convene the Annual General Meeting of Genmab A/S

This Company Announcement contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s final prospectus for our U.S. public offering and listing and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; HexElect®; and UniBody®. Arzerra® is a trademark of Novartis AG or its affiliates. DARZALEX® is a trademark of Janssen Pharmaceutica NV. TEPEZZA™ is a trademark of Horizon Therapeutics plc.

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 10
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 2/2
21560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884
LEI Code 529900MTJPDPE4MHJ122

To the Shareholders of Genmab A/S	Genmab A/S Kalvebod Brygge 43 DK-1560 Copenhagen V Denmark Tel. +45 7020 2728 www.genmab.com CVR no. 2102 3884

February 27, 2020

ANNUAL GENERAL MEETING

Genmab A/S (in the following the “Company”) hereby invites its shareholders to attend the Annual General Meeting on

Thursday March 26, 2020 at 2:00 PM CET

at the Copenhagen Marriott Hotel, Kalvebod Brygge 5, DK‑1560 Copenhagen V, Denmark.

Agenda:

1.	Report by the Board of Directors on the Company’s activities during the past year.
2.	Presentation and adoption of the audited Annual Report 2019 and resolution to discharge the Board of Directors and the Executive Management from liability.
3.	Resolution on the distribution of profits as recorded in the adopted Annual Report.
4.	Election of members of the Board of Directors.
5.	Election of auditor.
6.	Proposals from the Board of Directors:
(a)	Adoption of the Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.
(b)	Approval of remuneration to the Board of Directors for 2020.
(c)	Amendment of Article 6 of the Company’s Articles of Association regarding the provider of share registration services.
7.	Authorization of the chairman of the General Meeting.
8.	Any other business.

Complete Proposals

Re item 1 on the agenda:

It is proposed to take note of the report of the Board of Directors.

Re item 2 on the agenda:

It is proposed to adopt the audited Annual Report 2019 and to grant discharge to the Board of Directors and the Executive Management.

Re item 3 on the agenda:

It is proposed that the profit of DKK 2,166 million for the accounting year 2019 be carried forward by transfer to retained earnings.

Re item 4 on the agenda:

Pursuant to Article 12 of the Company’s Articles of Association, the members of the Board of Directors are elected for periods of one year. The election period for Mats Pettersson, Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen expires at this General Meeting. The Board of Directors proposes to re-elect Deirdre P. Connelly, Pernille Erenbjerg, Rolf Hoffmann, Dr. Paolo Paoletti and Dr. Anders Gersel Pedersen for a one-year period. Mats Pettersson will not stand for re-election.

The Board of Directors further proposes that Jonathan Peacock is elected as a new member of the Board of Directors for a one year period.

If the Board of Directors is elected as proposed, it expects to constitute itself with Deirdre P. Connelly as Chairman and Pernille Erenbjerg as Deputy Chairman.

Information on the nominated candidates including details on their special competencies and additional executive functions/directorships is included in the enclosed Appendix 1.

Re item 5 on the agenda:

The Board of Directors proposes re-election of PricewaterhouseCoopers, Statsautoriseret Revisionspartnerselskab as the Company’s elected auditor in accordance with the Audit and Finance Committee’s recommendation. The Audit and Finance Committee has not been influenced by third parties and has not been subject to any agreement with third parties, which limits the General Meeting’s choice to certain auditors or audit firms.

Re item 6 (a) on the agenda:

As prescribed by the newly implemented section 139 of the Danish Companies Act on adoption of a remuneration policy for members of the management, the Board of Directors proposes to adopt the enclosed Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

During 2019, the Company’s Compensation Committee appointed independent compensation advisers to support a review of Genmab’s compensation. The review was made in light of Genmab’s business strategy and the feedback we have received from our shareholders as well as the voting guidance services in connection with a program of engagement with our largest shareholders and the voting guidance services, which was conducted in 2019. We are very grateful for the feedback we have received and have summarized the feedback and the Company’s response in the 2019 Compensation Report – see https://ir.genmab.com/corporate-governance.

The elements of the proposed Remuneration Policy are designed to be competitive when compared to the compensation programs and levels of compensation in other similar international biotech and biopharmaceutical companies in the U.S. and in Europe.

The proposed Remuneration Policy has been designed to align the interests of shareholders and the Company’s Board of Directors and Executive Management and will allow the Company to position pay, not at U.S. levels, but in a way that enables us to create compensation packages which are attractive internationally and, at the same time, in alignment with our values.

As a consequence of the adoption of this proposal, the Company’s Remuneration Principles will automatically be repealed, and Article 14 of the Articles of Association regarding these principles will be deleted. As a consequence of the deletion of Article 14 the numbering of the Articles of Association will change, whereby the current Article 15 will become Article 14 and so forth.

Please see the full text of the proposed Remuneration Policy in the enclosed Appendix 2.

Re item 6 (b) on the agenda:

The Board of Directors proposes that the fees for members of the Board of Directors, including the committees thereof, in 2020 shall remain unchanged at the same level as in 2019 and in accordance with the proposed Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S:

-The annual base fee for members of the Board of Directors shall be DKK 400,000

-The chairman of the Board of Directors shall receive three times the annual base fee

-The deputy chairman of the Board of Directors shall receive two times the annual base fee

-The Audit and Finance Committee chairman shall receive an annual fee of DKK 150,000 and the Audit and Finance Committee members an annual fee of DKK 100,000

-The Compensation Committee chairman shall receive an annual fee of DKK 120,000 and the Compensation Committee members an annual fee of DKK 80,000

-The Nominating and Corporate Governance Committee chairman shall receive an annual fee of DKK 100,000 and the Nominating and Corporate Governance Committee members an annual fee of DKK 70,000

-The Scientific Committee chairman shall receive an annual fee of DKK 130,000 and the Scientific Committee members an annual fee of DKK 100,000

-All committee members shall receive a fee of DKK 10,000 per committee meeting

Members of the Board of Directors will furthermore receive share-based instruments in the form of restricted stock units in accordance with the proposed Remuneration Policy for the Board of Directors and the Executive Management of Genmab A/S.

Re item 6 (c) on the agenda:

VP Services A/S, which keeps the Company’s register of shareholders, has been merged into VP Securities A/S, which will continue as the surviving company, and Article 6 (1) of the Articles of Association will therefore have to be amended to the following:

"The shares are issued in the name of the holder and are entered in the name of their holders in the Company’s Register of Shareholders. Until the board decides otherwise the register of shareholders shall be kept by VP Securities A/S (CVR no. 21599336), which has been designated as the Company’s registrar."

The amended Article 6 (1) will in Danish read:

”Aktierne udstedes som navneaktier og noteres i selskabets ejerbog. Indtil bestyrelsen bestemmer andet, føres ejerbogen af VP Securities A/S (CVR no. 21599336), som ejerbogsfører på selskabets vegne.”

Re item 7 on the agenda:

The Board of Directors proposes that the chairman of the General Meeting is authorized to register the resolutions passed by the General Meeting with the Danish Business Authority and to make such amendments and additions thereto or therein, including the Articles of Association of the Company, as the Danish Business Authority may require for registration.

The proposal under item 6 (c) of the agenda to amend the Articles of Association is required to be adopted by an affirmative vote of not less than 2/3 of the votes cast as well as of the voting share capital represented at the General Meeting. The proposals under the remaining items of the agenda require a simple majority of votes.

The Company’s share capital amounts to DKK 65,156,578 divided into shares of DKK 1 each or any multiple hereof. Each share amount of DKK 1 shall entitle the shareholder to one vote.

Pursuant to Section 99 of the Danish Companies Act, the following documents will be published on the Company’s website (www.genmab.com) no later than March 4, 2020: (1) the notice (including Appendix 1 thereto) of the Annual General Meeting, (2) information on the total number of shares and votes issued by the Company on the date of the notice, (3) the agenda, (4) the complete proposals to be presented at the Annual General Meeting, incl. the proposed Remuneration Policy for the Board of Directors and Executive Management of Genmab A/S (Appendix 2 to the notice),

(5) the Annual Report for 2019 and (6) forms needed to register for the Annual General Meeting and possible proxy voting and post voting.

Registration Date: A shareholder’s right to participate in and vote at the Annual General Meeting is determined in proportion to the number of shares the shareholder owns on the registration date Thursday March 19, 2020.

Admission card: Admission cards may be requested no later than Friday March 20, 2020 by:

•	Visiting the Company’s website www.genmab.com or VP Investor Services A/S’ website www.vp.dk/agm no later than 11:59 PM CET to register electronically; or
•

Returning the enclosed registration form – duly completed and signed – to VP Investor Services A/S, Weidekampsgade 14, DK‑2300 Copenhagen S, Denmark by post or by fax to +45 43 58 88 67 no later than 11:59 PM CET; or

•	Contacting Genmab A/S, Investor Relations, Kalvebod Brygge 43, DK‑1560 Copenhagen V, Denmark either in person or in writing no later than 10:00 AM CET; or
•	Contacting VP Investor Services A/S telephonically at +45 43 58 88 66 no later than 10:00 AM CET.

Proxy vote: Shareholders who do not expect to be able to participate in the General Meeting may:

•	Assign a proxy to a person appointed by the shareholder. Proxies shall submit a request for an admission card as described above; or
•	Assign a proxy to the Board of Directors. In this case your votes will be cast in accordance with the recommendations of the Board of Directors; or
•	Assign a proxy to the Board of Directors by indicating how you wish your votes to be cast.

Go to the Company’s website www.genmab.com or VP Investor Services A/S’ website www.vp.dk/agm to assign a proxy to the Board of Directors to vote in accordance with its recommendations, or assign a proxy indicating how you wish your votes to be cast by checking the boxes on the electronic proxy form. This must be completed by 11:59 PM CET on Friday March 20, 2020. You may alternatively complete and sign the enclosed proxy form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK‑2300 Copenhagen S, Denmark, or scan it and return it by e-mail to vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 11:59 PM CET on Friday March 20, 2020.

Postal vote: Shareholders who do not expect to be able to participate in the General Meeting may also vote by post:

Go to the Company’s website www.genmab.com or www.vp.dk/agm to vote by post. This must be completed by 10:00 AM CET on Wednesday March 25, 2020. You may alternatively complete and sign the enclosed postal voting form and return it by post to VP Investor Services A/S, Weidekampsgade 14, DK‑2300 Copenhagen S, Denmark, or scan it and return it by e-mail to vpinvestor@vp.dk or by fax to +45 43 58 88 67 so that it is received by VP Investor Services A/S by 10:00 AM CET on Wednesday March 25, 2020.

Please note that you may either assign a proxy or vote by post, but not both.

Any shareholder, to whom an admission card already has been issued, but who is prevented from attending the Annual General Meeting is kindly asked to notify the Company - preferably before Friday March 20, 2020.

Right to ask questions: Prior to the General Meeting, the shareholders may ask questions to the Company’s management in writing about matters of importance to the evaluation of the Annual Report 2019, the Company’s position or any of the other matters which are to be transacted at the General Meeting, or the Company’s relation to other companies in the Genmab Group. Shareholders’ questions must be sent by letter or email to either Marisol Peron (US), Corporate Vice President, Communications & Investor Relations (mmp@genmab.com) or to Andrew Carlsen (EU), Senior Director, Investor Relations (acn@genmab.com). The question may be answered in writing by e.g. making the answer available on the Company’s website (www.genmab.com). The question may be neglected if the shareholder asking the question is not represented at the General Meeting. At the General Meeting, the shareholders may also ask questions to the Company’s management about the above matters and may ask questions regarding the Annual Report 2019 to the auditor appointed by the General Meeting.

Copenhagen, February 27, 2020

On behalf of the Board of Directors

MATS PETTERSSON

Chairman

Scan the QR code with your smartphone or tablet to go to the registration site.

Appendix 1: Candidates for the Board of Directors

Deirdre P. Connelly

Female, Hispanic/American, 59
Deputy Chairman (Independent, elected by the General Meeting); Chairman of the Compensation Committee, Member of the Audit and Finance Committee and the Nominating and Corporate Governance Committee
First elected 2017, current term expires 2020

Special Competences
More than 30 years’ experience as a corporate leader and extensive experience in corporate governance as a board member. Comprehensive experience with business turnaround, corporate culture transformation, product launch, and talent development. Successfully directed the launch of more than 20 new pharmaceutical drugs. Former President, North America Pharmaceuticals for GlaxoSmithKline.

Current Board Positions
Member: Macy’s Inc. and Lincoln National Corporation

Pernille Erenbjerg

Female, Danish, 52
Board Member (Independent, elected by the General Meeting); Chairman of the Audit and Finance Committee, Member of the Nominating and Corporate Governance Committee
First elected 2015, current term expires 2020

Special Competences
Senior executive management and broad business experience from the telecoms, media and tech industries. Extensive experience with transformation of large and complex companies, including digital transformations and digitally based innovation. Comprehensive all round background within finance including extensive exposure to stock markets, equity and debt investors. Certified Public Accountant background (no longer practicing). Responsible for major transformation processes in complex organizations including M&A. Former CEO and President of TDC A/S. Due to her experience and background within accounting, Pernille Erenbjerg qualifies as an audit committee financial expert.

Current Board Positions
Deputy Chair: Millicom
Member: Nordea AB
Chair of Remuneration Committee: Millicom
Audit Committee Member: Millicom, Nordea AB
Member of the Operations and Sustainability Committee: Nordea AB

Rolf Hoffmann

Male, German, 60
Board Member (Independent, elected by the General Meeting); Member of the Audit and Finance Committee and the Scientific Committee
First elected 2017, current term expires 2020

Special Competencies
Extensive international management experience with expertise in creating and optimizing commercial opportunities in global markets. Additional expertise in P&L management, governance and Corporate Integrity Agreement management, compliance and organizational efficiency. Over 20 years’ experience in the international pharmaceutical and biotechnology industries at Eli Lilly and Amgen.

Current Position, including Managerial Positions
Adjunct Professor of Strategy and Entrepreneurship at University of North Carolina Business School

Current Board Positions:
Chairman: Biotest AG
Member: Trizell Ltd*., EUSA Pharma, Inc.*., Paratek Pharmaceuticals, Inc. and Shield Therapeutics plc

* Companies marked with an asterisk (*) are non-public companies

Candidates for the Board of Directors

Paolo Paoletti, M.D.

Male, Italian (USA Citizenship), 69
Board Member (Independent, elected by the General Meeting); Chairman of the Scientific Committee and Member of the Compensation Committee
First elected 2015, current term expires 2020

Special Competences
Extensive experience in research, development and commercialization in the pharmaceutical industry. Successfully conducted submissions and approvals of new cancer drugs and new indications in the USA and in Europe. Responsible for seven new medicines for cancer patients during his 10 years at GlaxoSmithKline and one new cancer medicine during his time at Eli Lilly.

Current Position, including Managerial Positions
Acting CEO for GammaDelta Therapeutics Limited*
Current Board Positions
Chairman: PsiOxus Therapeutics Limited*
Member: FORMA Therapeutics*

Anders Gersel Pedersen, M.D., Ph.D.

Male, Danish, 68
Board Member (Non-independent, elected by the General Meeting); Chairman of the Nominating and Corporate Governance Committee and Member of the Scientific Committee and the Compensation Committee
First elected 2003, current term expires 2020

Special Competences
Business and management experience in the pharmaceutical industry, including expertise in clinical research, development, regulatory affairs and product life cycle management. Former Executive Vice President of Research & Development of H. Lundbeck A/S.

Current Board Positions
Chairman: Aelis Farma S.A.S.*
Deputy Chairman: Bavarian Nordic A/S
Member: Hansa Medical AB, Bond 2 development 2 GP limited*

Jonathan Peacock

Male, British, 61
Independent

Special Competences
Extensive experience in corporate finance, strategy and international expansion in the pharmaceutical industry. Involved in several large and small acquisitions and partnerships of commercial, pipeline and research assets covering diverse global markets as CFO at Novartis Pharma and CFO at Amgen. Jonathan Peacock holds a degree in Economics, is a chartered accountant and has a background as a partner at McKinsey and Price Waterhouse.

Current Board Positions
Chairman: Arix Bioscience plc, Bellerophon Therapeutics Inc
Member: Avantor Inc, W20 Group*, Socati Corporation*., Natural History Museum of Los Angeles*

* Companies marked with an asterisk (*) are non-public companies

Appendix 2: Remuneration Policy

THE REMUNERATION POLICY FOR THE BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF GENMAB A/S

The Compensation Committee’s remit – as defined by our Charter (which can be found at www.genmab.com) is to assist the Board of Directors in relation to its responsibilities relating to compensation. The development of a Remuneration Policy that allows us to recruit talented experts at all levels directly supports our vision. This is essential to our business strategy and long-term sustainability supporting Genmab A/S’ abilities to recruit, retain and motivate competent and loyal members to the Board of Directors and the Executive Management. This is as true for the Board of Directors as it is for the Executive Management. The key principles that guide our Remuneration Policy are: (1) the alignment of interest between the members of Genmab A/S’ management bodies and Genmab A/S’ shareholders; (2) the ability to attract and retain talent internationally and (3) the desire to link compensation to performance measured on the basis of our financial fundamentals, non-financial value drivers, the share price and our corporate social responsibility focus areas.

The scope of the Remuneration Policy

This Remuneration Policy has been prepared in accordance with Sections 139 and 139a of the Danish Companies Act.

The Remuneration Policy applies to the compensation of members of the Board of Directors and the Executive Management of Genmab A/S. Compensation of other key employees is not subject to this Remuneration Policy.

The decision-making process for setting the Remuneration Policy

In accordance with the Compensation Committee’s Charter, the Compensation Committee makes proposals on the Remuneration Policy of the Board of Directors and the Executive Management, for the approval of the Board of Directors. The Remuneration Policy is subsequently submitted to the shareholders for approval at a general meeting of Genmab A/S.  As part of the deliberations to ensure a market-based and appropriate Remuneration Policy for Genmab A/S, the compensation of the Board of Directors and the Executive Management is researched and benchmarked by external advisors on behalf of the Compensation Committee.

In the event that the Compensation Committee believes that it is necessary to change the Remuneration Policy, it will make recommendations to the Board of Directors for approval. Subject to the Board of Directors’ approval, a new Remuneration Policy will be submitted to shareholders at a general meeting of Genmab A/S. The Remuneration Policy will normally be assessed and reviewed on an annual basis to ensure that it remains aligned to Genmab A/S’ business strategy and priorities.

It is the responsibility of the Board of Directors to approve the compensation arrangements and to ensure that the Remuneration Policy is implemented. The Compensation Committee assists the Board of Directors with the implementation of the Remuneration Policy by:

-overseeing the performance of the Executive Management and discussing the annual compensation for each member of the Executive Management, including salary, bonus, incentive and equity compensation;

-reviewing and making recommendations to the Board of Directors regarding the goals of Genmab A/S’ Chief Executive Officer (CEO), evaluating CEO performance in light of these objectives, and making recommendations concerning CEO compensation consistent with Genmab A/S’ philosophy (the results of the annual CEO evaluation are considered when recommending CEO salary and other compensation to the Board of Directors);

-reviewing and making recommendations, on the recommendation of the CEO, to the Board of Directors regarding the goals of any other members of the Executive Management whose compensation is within the remit of the Compensation Committee;

Remuneration Policy

-reviewing recruitment compensation packages for new members of the Executive Management and termination packages for existing members of the Executive Management and providing recommendations for approval by the entire Board of Directors;

-periodically reviewing whether shareholding requirements applicable to the Executive Management, as set out in the Remuneration Policy (in addition to the service agreements of the Executive Management), are being adhered to;

-reviewing the market data on the fees of the members of the board of directors in competing international biotech companies in order to recommend the cash and share-based elements of compensation for the Board of Directors;

-reviewing an annual report on Genmab A/S’ approach to all-employee compensation programs, including share-based programs and benefit plans;

-reviewing and making recommendations concerning long-term incentive compensation plans, including the use of share-based plans; and

-oversee that the information in the Annual Report regarding the compensation of the Board of Directors and the Executive Management is correct, true and sufficient.

Managing potential conflicts of interest

According to the Compensation Committee Charter, the Compensation Committee shall ensure that any compensation advisor of the Compensation Committee shall sign a declaration of independence. The Committee also ensures that members of the Executive Management are not involved in the determination of their own compensation arrangements. It is the assessment of the Board of Directors that, since the compensation of the Executive Management is determined by the Board of Directors based on the Compensation Committee’s recommendation and the compensation of the Board of Directors as well as the Remuneration Policy is subject to shareholder approval at the general meeting, there is no conflict of interest.

Genmab A/S’ strategy and link to compensation

At Genmab A/S, our approach to compensation supports and reinforces our long-term business strategy and rewards sustained value creation. The strategy has three prongs as follows:

1.Turn science into medicine

-Generate differentiated antibody therapeutics with significant commercial potential

2.Build a profitable and successful biotech

-Maintain a flexible and capital efficient model

-Maximize relationships with partners

-Retain ownership of select products

3.Focus on core competence

-Identify the best disease targets

-Develop unique best-in-class or first-in-class antibodies

-Develop next generation technologies

The principles on which the Remuneration Policy is based are as follows:

•	To align and balance the interests of Genmab A/S’ Board of Directors and Executive Management and with those of shareholders.

Remuneration Policy

•	To attract, retain and motivate the members of the Board of Directors and the Executive Management.
•	To be competitive compared to other similar international biotech and biopharmaceutical companies.

The variable compensation of the Executive Management depends on the achievement of specific Key Performance Indicators (KPIs) and performance goals that relate to the performance of the executive member in question and to Genmab A/S’ short and long-term business results. The KPIs and performance goals that the Board of Directors sets for the purposes of Genmab A/S’ incentive arrangements – both annual and share-based – are directly linked to the business strategy and our annual business plans. The KPIs/performance goals may be financial, operational and/or strategic & organizational:

Financial: examples include revenue, operating income, relative Total Shareholder Return (TSR).

Operational: examples include maximization of the research and development pipeline process, management of partnerships and identifying new partnerships.

Strategic & Organizational: examples include Environmental, Social and Governance (ESG) and organizational design.

The Compensation Report provides a discussion of the peer groups and benchmarking analyses used by the Compensation Committee in 2019 (see the Compensation Report at www.genmab.com).

Remuneration Policy

Compensation of the Board of Directors

Purpose and Link to Strategy	Description of Component	Relative Share of Component
Base fees
Ensure Genmab A/S can attract and retain qualified individuals to the Board of Directors.

Each member of the Board of Directors receives a fixed annual base fee. The Chairman of the Board of Directors receives three (3) times the fixed annual base fee, and the Deputy Chairman receives two (2) times the fixed annual base fee.

In addition to the fixed annual base fee, a member of a board committee may receive a supplemental annual fee per committee and a fee per committee meeting attended.

Fee levels for directors are reviewed by the Board of Directors annually. When reviewing fees, reference is made to fees payable in Genmab A/S’ peer groups as determined from time to time (see the relevant Compensation Report), the extent of the duties performed and the expected time commitment of the role.

The fixed annual base fee as well as the supplemental annual fee per committee and the fee per committee meeting attended must be approved annually at Genmab A/S’ Annual General Meeting based upon a proposal by the Board of Directors.

For the financial year 2020 (the first year of operation of this Remuneration Policy) the illustrative fee levels proposed are as follows:

-     Annual base fee of DKK 400,000 – Deputy Chairman receives double and Chairman receives triple.

-     Audit and Finance Committee membership fee of DKK 100,000 with Chairman receiving fee of DKK 150,000, plus a fee per meeting of DKK 10,000.

-     Compensation Committee membership fee of DKK 80,000 with Chairman receiving fee of DKK 120,000, plus a fee per meeting of DKK 10,000.

-     Nominating and Corporate Governance Committee membership fee of DKK 70,000 with Chairman receiving fee of DKK 100,000, plus a fee per meeting of DKK 10,000.

-     Scientific Committee membership fee of DKK 100,000 with Chairman receiving fee of DKK 130,000, plus a fee per meeting of DKK 10,000.

The typical proportion of cash fees as a relative share of the Board of Directors’ compensation is between 45% to 75%.

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Relative Share of Component
Share-based instruments

Share-based instruments[1] constitute a common part of the compensation paid to members of the board of directors in competing international biotech and biopharmaceutical companies and in U.S. biotech companies in particular. The allocation of RSUs are intended to reinforce the alignment of interest between shareholders and the Board of Directors as well as being a necessary part of their compensation to ensure that Genmab A/S is competitive in the international market and to be able to attract and retain highly-qualified members of the Board of Directors on a continuous basis. It is not deemed to be an incentive device but rather an integral element of compensation.

The share-based instruments granted to the Board of Directors may be in the form of restricted stock units (RSUs).

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Policy, and may be subject to certain conditions regarding continued membership of the Board of Directors. To ensure the Board of Directors’ independence and supervisory function, vesting of RSUs granted to members of the Board of Directors shall not be subject to fulfilment of forward-looking performance criteria.

The vesting period starts at the time of grant of the RSUs.

Upon vesting, the holder of an RSU is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK one (1) per share as determined by the Board of Directors.

Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

A new member of the Board of Directors may be granted RSUs upon election corresponding to a fair value calculated (at the time of grant) of up to four (4) times the fixed annual base fee. The fair value of each RSU is equal to the closing market price on the date of grant.

In addition, the members of the Board of Directors may be granted RSUs on an annual basis corresponding to a fair value (at the time of grant) of up to one (1) time the fixed annual base fee, for the Chairman the fair value shall be of up to two (2) times the fixed annual base fee and for the Deputy Chairman the fair value (calculated as set out above) shall be of up to one point five (1.5) times the fixed annual base fee.

The typical proportion of share-based compensation as a relative share of the Board of Directors’ compensation is between 25% - 55%.

Please note that as far as compensation of employee-elected members of the Board of Directors is concerned, it is only compensation in their capacity as members of the Board of Directors that is covered by the Remuneration Policy.

1 The compensation of the members of the Board of Directors shall not include share options or warrants but may include annual awards of RSUs. Genmab A/S is mindful that the Danish Corporate Governance Recommendations expressly say that the compensation of the Board of Directors partly in shares at market value does not contravene with the recommendations.

Remuneration Policy

Compensation to the Executive Management

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component
Base Salary
Reflect the individual’s skills and experience, role and responsibilities.	Members of the Executive Management receive a fixed annual base salary for their day-to-day job. Salaries are usually denominated either in DKK, EUR or USD.	Annual salary increases will typically not exceed the relevant market norms in terms of percent increase and will take into account increases for Genmab A/S’ employees as a whole.	Any increase shall be based both on individual and Genmab A/S’ performance as well as benchmark analyses.	20% to 25%
Pension
Provide a framework to save for retirement.	Members of the Executive Management are entitled to pension contribution.	Fixed amount or percentage of base salary. In the 2019 financial year company contributions were less than 5%.	Not applicable	<5%
Other Benefit
Provide competitive benefits. Additional benefits may also be provided in order to compensate members of the Executive Management working away from their normal country of residence.

In addition to usual perquisites, the members of the Executive Management may receive non-monetary benefits such as (but not limited to) health and accident insurance, life assurance, retirement benefits, company cars, telephones and the reimbursement of the costs of tax advice.

		The maximum opportunity depends on the cost of the benefits to Genmab A/S. In the 2019 financial year the average value of benefits as a percentage of fixed annual base salary was up to 6.6%.	None	5% to 15%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

Where members of the Executive Management are required to work away from their normal country of residence, they are entitled to a payment to offset any additional tax in their place of work versus their resident country. On recruitment it may be necessary to provide for relocation and/or expatriation and the Policy expressly allows for this; Genmab A/S may pay for such based on approval from the Board of Directors on the basis that the Board of Directors shall agree to pay no more than is necessary.

Annual Cash Bonus
Motivate members of the Executive Management to achieve key objectives on an annual basis

A non-share-based instrument, either as a bonus scheme or annual incentive arrangement, may have a term of one or more years and/or be dependent on the occurrence of one or more specific predefined events affecting Genmab A/S. Such bonus may also be a loyalty bonus or any similar cash bonus.

Annual bonuses are paid in cash following the determination of achievement against performance goals and KPIs (see page 3 of this Policy).

Members of the Executive Management may receive a maximum annual bonus of 60% to 100% of their annual base salaries dependent on their positions, calculated before any pension contribution and bonus payment, based on their achievement of certain predetermined and well-defined annual milestones.

Achievement is based on predetermined and well-defined annual performance goals or KPIs whether financial or strategic, directly linked to Genmab A/S’ business strategy and desire to generate sustainable value. The KPIs/performance goals may be personal relating to the member of the Executive Management’s own performance, or they may be based on the results of Genmab A/S, the results of one or more business units of Genmab A/S, and/or the occurrence of a specific event.

15% to 25%

Remuneration Policy

Purpose and Link to Strategy	Description of Component	Maximum Opportunity	Performance Metrics	Relative Share of Component

In addition, the members of the Executive Management may receive an extraordinary bonus of up to 15% of their annual base salaries, calculated before any pension contribution and bonus payment, based on the occurrence of certain special events or achievements, taking the total annual bonus potential to 75% to 115% of salary.

Such bonus schemes may enable each of the current members of the Executive Management to earn a bonus per calendar year of up to an ordinary maximum of approximately DKK 10 million and an extraordinary maximum of approximately DKK 1.5 million. Bonuses are usually either denominated in DKK, EUR or USD.

Whether a bonus is paid or not will depend on the extent to which the KPIs and/or performance goals are met and the targets reached. The Compensation Committee reviews, at the end of the year, the performance against each of the measures and targets set, and makes recommendations to the Board of Directors. The assessment as to whether the KPIs are achieved will generally be made on the basis of the audited Annual Report. The degree of achievement of the non-financial performance goals and/or KPIs will be assessed on the basis of externally and/or internally validated estimates.

Remuneration Policy

Share-based Compensation - Restricted Stock Units

Motivate members of the Executive Management to achieve short-term and long-term goals and business strategies and thereby supports sustainability. Aligns to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share-based instruments constitute a common part of compensation paid to members of the Executive Management in competing international companies.

Annual grants of share-based instruments to members of the Executive Management are used primarily as an incentive to increase the future value of Genmab A/S, and also in recognition of past contributions and accomplishments.

The share-based instruments granted to the members of the Executive Management may be in the form of RSUs or a combination of RSUs and warrants (options to subscribe for shares in Genmab A/S).

The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient’s importance for and participation in achieving the sustainability and long-term targets and strategies of Genmab A/S.

RSUs consist of conditional share allocations that vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Policy, and may be subject to certain conditions such as continued employment of the Executive Management .

The members of the Executive Management may on an annual basis be granted share-based instruments (including any warrants) corresponding to a fair value (at the time of grant) of up to four (4) times the member’s annual base salary, calculated before any pension contribution and bonus payment, in the year of grant. The number of warrants and RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.

Notwithstanding the above, in no event may the fair value calculated (at the time of grant) of share-based instruments (i.e. RSUs and warrants) granted to a member of the Executive Management on an annual basis exceed DKK 25 million (excluding any sign-ons or buyouts).

Vesting of RSUs granted to members of the Executive Management shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors.

Such forward-looking performance criteria may include but will not be limited to one or more of the following criteria: development in sales and royalty payments relating to marketed products; development in and results of continued label expansion activities; entering into new or extended collaboration arrangements; progression of Genmab A/S’ R&D pipeline in clinical and pre-clinical phases and filings of INDs and/or CTAs in accordance with or exceeding projected expectations; development of new proprietary next-generation antibody technologies; and recruiting, retaining and developing a world-class team of scientists and other professionals. Subject to any competitive or sensitivity considerations, Genmab A/S intends to disclose further information in the financial reports at the end of the vesting period.

30% to 45%

Remuneration Policy

Upon vesting, the holder of a restricted stock unit is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK one (1) per share as determined by the Board of Directors.

Genmab A/S purchases its own shares in order to cover its obligations in relation to the vesting of RSUs.

Performance measures are linked to Genmab A/S’ financial and strategic priorities as an incentive to increase the future value of Genmab A/S but also in recognition of past contributions and accomplishments. The Compensation Committee reviews, at the end of the year, the performance outturns against each of the measures and targets set to make recommendations to the Board of Directors regarding the level of award payable. The assessment as to whether the financial performance measures are achieved will generally be made on the basis of the audited Annual Report. The degree of achievement of the strategic performance measures will be assessed on the basis of externally and/or internally validated estimates.

Remuneration Policy

Share-based Compensation – Warrants

Motivate members of the Executive Management over the longer term aligned to strategy and creation of shareholder value to enable Genmab A/S to offer an internationally competitive compensation package to attract and retain qualified members of the Executive Management. Share-based instruments constitute a common part of the compensation paid to members of the executive management in competing international companies.

Annual grant of share-based instruments to members of the Executive Management is used primarily as an incentive to increase the future value of Genmab A/S, but also in recognition of past contributions and accomplishments.

As described above the share-based instruments granted to the members of the Executive Management including new members may be in the form of warrants (options to subscribe for shares in Genmab A/S). Each warrant entitles the holder to buy one share.

If members of the Executive Management are granted a combination of restricted stock units and warrants, the proportional value of the warrants may not exceed 25% of the total fair value (at the time of grant).

The individual grants will be determined by the Board of Directors on the basis of criteria including the recipient’s importance for and participation in achieving the sustainability and long-term targets and strategies of Genmab A/S.

Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described in this Policy, and may be subject to certain conditions such as continued employment of the Executive Management.

The members of the Executive Management may on an annual basis be granted share-based instruments (warrants and RSUs) corresponding to a fair value (at the time of grant) of up to four (4) times the member’s annual base salary calculated before any pension contribution and bonus payment, in the year of grant. The number of warrants and RSUs takes into account a number of factors including but not limited to each individual’s responsibilities, contribution and market data. The fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula.

Notwithstanding the above, in no event may the fair value (at the time of grant) of share-based instruments granted to a member of the Executive Management on an annual basis exceed DKK 25 million (excluding any sign-ons or buyouts).

The exercise price of a warrant may not be lower than the closing price of Genmab A/S shares on the date of grant. This aligns interests of the Executive Management with long term interests of Genmab A/S’ shareholders.

The share price is deemed to be the performance measure as the warrants have no value unless the share price increases.

10% to 15%

Remuneration Policy

Notwithstanding the foregoing, warrants granted to members of the Executive Management are subject to an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.

Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at close of business on the day of grant, but not less than par. Accordingly, members of the Executive Management will not be in the position to realize an immediate gain upon the grant of warrants. Not until the time of a later exercise, subject to the vesting rules, may the warrant holder be in a position to gain value.

Remuneration Policy

Sign-ons and Buyouts
Enables Genmab A/S to offer an internationally competitive compensation package to attract qualified members of the Executive Management.

A new member of the Executive Management may receive a sign-on payment upon engagement subject to certain claw-back provisions. Also, a new member of the Executive Management may receive a buyout payment to compensate for foregone compensation. Sign-on and/or buyouts may be in the form of RSUs, warrants, and/or cash.

RSUs vest on the first banking day of the month following a period of three (3) years from the date of grant, except in limited termination scenarios as described in this Policy, and may be subject to certain conditions such as continued employment of the Executive Management.

Upon vesting, the holder of a restricted stock unit is obliged to receive one (1) share in Genmab A/S for each RSU, either free of charge or against payment of DKK one (1) per share as determined by the Board of Directors.

Any sign-on payments to new members of the Executive Management (whether externally hired or internally promoted) will be limited to a value corresponding to four (4) times the annual base salary, whether in cash, warrants and/or RSUs. Buyouts (to make a recipient whole for forfeited opportunities) will not be capped but will be based on an objective estimate of the forfeited compensation in question.

In the event that the sign-on and/or buyout is granted in the form of RSUs or warrants, the fair value of each RSU is equal to the closing market price on the date of grant whereas the fair value of each warrant is calculated by application of the Black-Scholes formula

Vesting of RSUs granted to members of the Executive Management as sign-on or buyout shall be subject to fulfilment of forward-looking performance criteria as determined by the Board of Directors, Such forward-looking performance criteria may include the same criteria as described further above regarding RSUs and performance metrics.

Not applicable.

Remuneration Policy

Warrants vest three (3) years after the date of grant, except in limited termination scenarios as described in this Policy and may be subject to certain conditions such as continued employment of the Executive Management.

Notwithstanding the foregoing, warrants granted to members of the Executive Management are subject to an additional two (2) year lock-in period upon vesting. The warrants shall lapse automatically, without prior notice and without compensation on the seventh (7th) anniversary of the grant date.

Warrants are granted free of charge and may be exercised at an exercise price which cannot be lower than the price of Genmab A/S’ shares as noted on the Nasdaq Copenhagen at close of business on the day of grant, but not less than par.

Remuneration Policy

Shareholding Requirement for Members of the Executive Management
Motivate members of the Executive Management over the longer term aligned to strategy and creation of shareholder value.

To further align the interests of the shareholders and the members of the Executive Management, each member shall be required to hold a number of Genmab A/S shares corresponding to the value of such member’s annual base salary.

•The number of shares shall be fixed at commencement of the employment as, or promotion to, member of the Executive Management

•Ownership may be built up over a five (5) year period from the date of employment or promotion

•For current members of the Executive Management, the number of shares was fixed at the date of adoption of the requirement

The fulfilment of the shareholding requirement is periodically reviewed.

The Board of Directors may diverge from this shareholding requirement in the event of hardship – see below

Note to the Remuneration Policy Table Above

1)	RSUs and warrants may vest early in the event of a change of control (see also below the section on change of control).
2)	Contracts entered into prior to the implementation of the Remuneration Policy will be honored.

Consideration of Employee Compensation

To ensure that the design of executive compensation programs takes account of employee compensation in Genmab A/S, the Compensation Committee is briefed by the CEO and the Corporate VP, Global HR on pay and employment practice for Genmab A/S’ employees generally. The Compensation Committee intends, as part of its work and as Genmab A/S grows, to ensure that it keeps up-to-date on developments in all-employee pay so that the determination of executive compensation and the design of incentive programs in both are aligned to market practice and internally coherent.

Clawback Policy

Genmab A/S shall be entitled to reclaim in full or in part, on the basis of generally applicable principles of Danish law, variable components of compensation that were paid to the members of the Executive Management on the basis of data that proved to be misstated. The Board of Directors will keep emerging market practice under review.

Service Contracts and Termination Payments

(i)	Board of Directors

Members of the Board of Directors elected by the general meeting are elected for a period of one (1) year at the Annual General Meeting and are not subject to service contracts. Members of the Board of Directors are not entitled to termination or severance payments.

Remuneration Policy

(ii)	Executive Management

The services of the members of the Executive Management are subject to service agreements of indefinite duration but with termination provisions. In the event Genmab A/S terminates the service agreements with each member of the Executive Management without cause, Genmab A/S is obliged to pay the member of the Executive Management his/her existing salary for one (1) or two (2) years after the end of a one (1) year notice period.

If a member of the Executive Management gives notice to Genmab A/S to terminate his or her contract, he or she is required to give six (6) months’ notice.

It furthermore follows from Genmab A/S’ warrant and RSU programs that in certain “good leaver” situations outstanding warrants and RSUs awarded under these programs will continue to vest.

Change of Control

In the event of termination by Genmab A/S (unless for cause) or by a member of the Executive Management as a result of a change of control of Genmab A/S, Genmab A/S is contractually obliged to pay existing members of the Executive Management a compensation equal to his/her existing total salary (including benefits) for up to two (2) years’ compensation in addition to a prolonged notice period of two (2) years.

Change of control provisions applicable to the compensation of the Executive Management are drawn up on the basis of the Danish legal definition of change of control, currently defined in the Danish Capital Markets Act, and any application thereof would be made with due consideration thereto.

In the event of a change of control, the Board of Directors shall, subject to the terms of the RSU program, decide on the acceleration of the vesting of RSUs and dispense with the usual vesting conditions in respect of continued service and performance. Also, it follows from Genmab A/S’ warrant programs that in the event of a change of control the vesting of warrants will accelerate immediately, subject to the terms of the warrant programs. Genmab A/S’ warrant programs are included as schedules to Genmab A/S’ Articles of Association which can be downloaded at https://ir.genmab.com/corporate-governance/articles-association.

Temporary Deviation from the Remuneration Policy

In accordance with the legislation, the Board of Directors may, on a temporary basis and in exceptional circumstances, deviate from the Remuneration Policy. The exceptional circumstances might be, for example, recruitment.

The Board of Directors does not envisage that any deviations from the Remuneration Policy will be necessary. Deviations may apply to compensation components in the form of one-off bonuses, benefits, sign-ons and buyout as well as exit conditions and to the relative share of each of those components and shall be decided by the Board of Directors based on a recommendation from the Compensation Committee. Any temporary deviations from the approved Remuneration Policy will be fully explained and disclosed in the Compensation Report.

Publication and Commencement of Remuneration Policy

Following approval at Genmab A/S’ Annual General Meeting on March 26, 2020, this Remuneration Policy will be published without undue delay on Genmab A/S’ website (www.genmab.com).